UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

In the Matter of:

NORTHERN LIGHTS FUND TRUST IV

4221 North 203rd Street, Suite 100

Elkhorn, Nebraska 68022-3474

VIDENT INVESTMENT ADVISORY, LLC

1125 Sanctuary Parkway

Alpharetta, Georgia 30009

FIRST MANHATTAN CO.

399 Park Avenue, 27th Floor

New York, New York 10022

NORTHERN LIGHTS DISTRIBUTORS, LLC

4221 North 203rd Street, Suite 100

Elkhorn, Nebraska 68022-3474

Please send all communications regarding this Application to:

Wendy Wang Northern Lights Fund Trust IV 4221 North 203rd Street, Suite 100 Elkhorn, Nebraska 68022-3474 wwang@ultimusfundsolutions.com	Benjamin Clammer First Manhattan Co. 399 Park Avenue, 27th Floor New York, New York 10022 bclammer@firstmanhattan.com
Amrita Nandakumar Vident Investment Advisory, LLC 1125 Sanctuary Parkway Alpharetta, Georgia 30009 anandakumar@videntinvestmentadvisory.com	Kevin Guerette Northern Lights Distributors, LLC 4221 North 203rd Street, Suite 100 Elkhorn, Nebraska 68022-3474 kguerette@ultimusfundsolutions.com

With a copy to:

JoAnn M. Strasser, Esq. and Bibb L. Strench, Esq.

Thompson Hine LLP

41 S. High Street, Suite 1700

Columbus, Ohio 43215

JoAnn.Strasser@ThompsonHine.com

Bibb.Strench@ThompsonHine.com

Page 1 of 13 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on November 10, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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In the Matter of:

Northern Lights Fund Trust IV,

First Manhattan Co.,

Vident Investment Advisory, LLC, and

Northern Lights Distributors, LLC.

File No. 812-

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Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

I. SUMMARY OF APPLICATION

In this application, Northern Lights Fund Trust IV (“Trust”), First Manhattan Co. (“Initial Adviser”), Vident Investment Advisory LLC (“Initial Trading Sub-Adviser”) and Northern Lights Distributors, LLC (“Distributor”) (collectively, the “Applicants”) apply for and request an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the Commission to permit the operations of ActiveShares® ETFs (the “Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the series of the Trust listed in Appendix A (the “Initial Funds”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser (any such entity, along with the Initial Adviser, included in the term “Adviser”), (b) offers exchange traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and any Initial Fund, a “Fund”).2

1 Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, as granted in Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

2 All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order, that are incorporated by reference herein.

No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 under the Act.

II. APPLICANTS

A. The Trust

The Trust is a business trust organized under the laws of the State of Delaware and consists of one or more series including, without limitation, those series operating as the Initial Funds. The Trust is registered with the Commission as an open-end management investment company under the Act. 3

B. The Initial Adviser and the Initial Trading Sub-Adviser

The Initial Adviser will be the investment adviser to the Initial Funds. The Initial Adviser is a New York limited partnership with its principal place of business in New York, New York. The Initial Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Initial Adviser has entered into a Licensing Agreement with Precidian Investments LLC and its affiliate in order to offer the Initial Funds.

Subject to approval by the Trust’s Board of Trustees, an Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

The Trust’s Board of Trustees has approved the Initial Trading Sub-Adviser as trading sub-adviser to the Initial Fund. The Initial Trading Sub-Adviser is a Delaware limited liability company with its principal place of business in Alpharetta, Georgia. The Initial Trading Sub-Adviser has entered into a sub-advisory agreement with the Initial Adviser.

C. The Distributor

The Distributor is a Nebraska limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a member of the Financial Industry Regulatory Authority, Inc. and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The Distributor will distribute Shares on an agency basis.

III. REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

3 The Trust also offers other series not advised by the Adviser and the relief sought herein will not apply to such other series or investment advisers unless the Commission has granted an order of exemption to such series and investment advisers allowing them to rely on the relief granted herein.

•	With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and

•	With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

IV. NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Wendy Wang, President of the Trust, is authorized to sign on behalf of the Trust pursuant to the following resolutions adopted by the Board of Trustees of the Trust on July 19-20, 2021.

NORTHERN LIGHTS FUND TRUST IV

RESOLVED, that the officers of the Trust be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an Application for an order of the SEC, that grants FCM Focus ETF (the “Fund”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “ACT”), an exemption from Sections 2(ac)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and that grants pursuant to Section 12(d)(1)(J) of the Act an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and

FURTHER RESOLVED, that the officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such applications as may be necessary or appropriate; and

FURTHER RESOLVED, that the officers of the Trust and counsel to the Trust be, and each hereby is authorized and directed to assist the Exchange with the filing of an application pursuant to rule 19b-4 under the Securities Exchange Act of 1934, as amended, to list the shares of the Fund on the Exchange; and

FURTHER RESOLVED, that each of the proper officers be, and hereby is, authorized and empowered to take all such actions as may be necessary or appropriate to effect the transactions referred to in the foregoing resolutions; and

FURTHER RESOLVED, that all lawful actions heretofore taken by any officers, representatives or agents of the Trust, by or on behalf of the Trust in connection with the foregoing resolutions be, and hereby is, ratified and approved.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c) and 17(b) of the Act granting the relief requested by this application.

Northern Lights Fund Trust IV

By: /s/ Wendy Wang

Name: Wendy Wang

Title: President

First Manhattan Co.

By: /s/ Benjamin Clammer

Name: Benjamin Clammer

Title: Managing Director

Vident Investment Advisory, LLC

By: /s/ Amrita Nandakumar

Name: Amrita Nandakumar

Title: President

Northern Lights Distributors, LLC

By: /s/ Kevin Guerette

Name: Kevin Guerette

Title: President

Authorization of First Manhattan Co.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by First Manhattan Co. have been taken, and that as Managing Director, he is authorized to execute and file the same on behalf of First Manhattan Co. and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

First Manhattan Co.

By:	/s/ Benjamin Clammer
	Name:	Benjamin Clammer
	Title:	Managing Director

Authorization of Vident Investment Advisory, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Vident Investment Advisory, LLC have been taken, and that as President, she is authorized to execute and file the same on behalf of Vident Investment Advisory, LLC. and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Vident Investment Advisory, LLC

By:	/s/ Amrita Nandakumar
	Name:	Amrita Nandakumar
	Title:	President

Authorization of Northern Lights Distributors, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Northern Lights Distributors, LLC. have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of Northern Lights Distributors, LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Northern Lights Distributors, LLC

By:	/s/ Kevin Guerette
	Name:	Kevin Guerette
	Title:	President

Verification of Application
Northern Lights Fund Trust IV

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, Northern Lights Fund Trust IV; that she is the President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 10th day of November, 2021, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Northern Lights Fund Trust IV

By:	/s/ Wendy Wang
Name:	Wendy Wang
Title:	President

Verification of Application
First Manhattan Co.

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, First Manhattan Co.; that he is Managing Director of such company; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 10th day of November, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

First Manhattan Co.

By:	/s/ Benjamin Clammer
Name:	Benjamin Clammer
Title:	Managing Director

Verification of Application
Vident Investment Advisory, LLC

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, Vident Investment Advisory, LLC; that she is President of such company; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 10th day of November, 2021, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Vident Investment Advisory, LLC

By:	/s/ Amrita Nandakumar
Name:	Amrita Nandakumar
Title:	President

Verification of Application
Northern Lights Distributors, LLC

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Northern Lights Distributors, LLC; that he is President of such company; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 10th day of November, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Northern Lights Distributors, LLC

By:	/s/ Kevin Guerette
Name:	Kevin Guerette
Title:	President

APPENDIX A

Initial Fund

FMC Excelsior Focus Equity ETF: The Fund seeks long-term capital appreciation.